UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

United Rentals, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

911363 10 9
(CUSIP Number of Class of Securities)

Roger E. Schwed, Esq.
Executive Vice President and General Counsel
Five Greenwich Office Park
Greenwich, CT 06831
Phone: (203) 622-3131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

With a copy to:

Gary Horowitz, Esq.
Eric Swedenburg, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications are made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO relates solely to the announcement by United Rentals, Inc. (the “Company”), in a press release issued June 10, 2008, of its intention to commence within the next week a “modified Dutch Auction” tender offer for up to 27,160,000 shares of its common stock at a per share purchase price of not less than $22.00 nor greater than $25.00 per share. Neither this Schedule TO nor the attached press release is an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. The Company has not yet commenced the tender offer described herein. The full details of any tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will be mailed to stockholders promptly following commencement of the offer. The solicitation of offers to sell shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related materials. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase, the letter of transmittal and other related materials that will be filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the Company’s information agent to be appointed in connection with the offer.

Exhibit List	Description

99.1	Press Release of United Rentals, Inc., dated June 10, 2008.